Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MARCH, 2017	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Full Year Results for 2016; Company Restructuring is Progressing; Margin Improvement Continues

  GROSS MARGIN CONTINUED TO IMPROVE: FROM 31.6% TO 34.3%
  OPERATING RESULTS APPROACH BREAK-EVEN WITH A LOSS OF €0.4 MILLION, IMPROVING FROM A LOSS OF €11.1 MILLION IN 2015
  NET FINANCIAL POSITION GROWS TO €28.9 MILLION FROM €14.5 MILLION

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--March 30, 2017--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) has approved the Full Year 2016 consolidated results.

Consolidated net sales in 2016 were €457.2 million, down 6.4% from €488.5 million in 2015. Under constant exchange rates, net sales would have declined by 4.9%.

Natuzzi’s core business (sofas, beds and furnishings) reached €431.7 million, down 5.9% from €458.7 million reported in 2015. Branded revenues fell by 4.0%, while private label fell by 10.6%.

Within the core business, furnishings sales grew by 6.5% and now represent 20.0% of Natuzzi Italia branded sales. This demonstrates the early success of our branded product efforts.

Thanks to the growing strength of the Natuzzi brand, the overall price per seat increased by 2.3% over 2015, despite an unfavorable retail environment. This increase helped the 2016 fourth quarter to show a lessening decline in revenues.

Within Natuzzi branded sales (€313.1 million), we had a slight increase in our Asia Pacific region (+0.7% to €61.0 million), while EMEA results were negatively affected by the stronger Euro versus local currency in the UK, one of our core markets, and the ongoing reorganization of our Italy-based distribution network of Divani & Divani by Natuzzi.

Our directly operated stores had positive results in Spain, USA and China. We are now increasing our efforts in the UK and Switzerland. The restructuring of our retail operations continues aggressively into 2017.

As we move into 2017, we see positive signs from our work in DOS (directly operated stores): in fact, for the first two months of 2017, on a Like-for-Like store basis, total sales increased 6.9% over the same period last year. When we include sales from our new stores, the increase over last year is 39.0% in DOS. We are encouraged and continue to aggressively pursue our new strategy.

Sales from our Softaly wholesale division were €118.5 million in 2016, down 10.6% as compared to 2015. This overall performance in private label was due largely to the difficulties experienced with one of our major customers in North America. Without including this client, Softaly division would have shown a significant increase in revenues. The Group is focusing on implementing actions, both in organization and marketing, to recover business in the North American market, which remains one of our best opportunities for growth. Our focus in the other two macro-regions, EMEA and APAC, showed positive results: +4.9% to €57.8 million and +2.1% to €4.8 million respectively.

In 2016, we continued to enjoy further efficiency in procurement as well as manufacturing, which resulted in an increase of industrial margin from 31.6% to 34.3% in 2016. Notably, we achieved these improvements despite lower revenues and volumes. We expect further improvement in this area in 2017.

The Company also benefitted from efficiencies in transportation costs.

In the fourth quarter of 2016, the Company adopted newly issued Italian GAAP rules. Under these rules expenses previously included in the caption “Other income/(expense), net” are now included in the operating result.

Under new GAAP, net operating result for 2016 full year was negative at €0.4 million, from a net operating loss of €11.1 million in 2015. Under the old GAAP rules, 2016 full year net operating result would have been a profit of €4.4 million versus a negative operating result of €7.6 million in 2015.

The Group reported a net loss of €6.1 million, significantly improving from a net loss of €16.5 million in 2015.

Thanks to a positive cash flow from operations, year-end net financial position almost doubled from €14.5 million to €28.9 million.

Mr. Natuzzi commented - “Starting in 2015, Natuzzi Group began to recover efficiency. In 2016, this process continued and we are pleased to show today a break-even operating margin. The Company continues its actions on costs and efficiency to lay the foundations for growth. We will continue to follow our vision and strategy for the future aggressively based on two parallel paths to gain new market share: Natuzzi Branded Retail Business and private label business. In pursuing the growth, Natuzzi will leverage on the unique and global sourcing and commercial platform we have been building for the last six decades.”

Chief Financial Officer Vittorio Notarpietro added: “We are quite pleased with the improvement in the operating margin and cash flow. In pursuing our retail strategy, we factored in the fourth quarter of 2016 the newly acquired stores in Florida and Italy, which needed to be restructured and have been re-launched. In 2017, we started seeing very first signs of potential for our new DOS strategy. Although it is still early in the year, we are optimistic about continued improvements in all metrics in 2017 and a return to profitability for the Group.”

ADOPTION OF NEW ACCOUNTING STANDARDS

As a consequence of the application of the new legislation introduced by Legislative Decree no. 139 of August 2015, which endorsed the EU Directive 34/2013, in December 2016 the Italian Accounting Profession issued the new accounting standards applicable for annual reporting periods beginning on or after January, 1 2016. Therefore, the consolidated financial statements of the Company as of December 31, 2016 and 2015 have been prepared based on these new accounting standards that led only to changes in the classification of some financial statements captions, while there were no changes in the accounting policies. These changes have been applied using the retrospective method, as if the new classification had always been applied.

The changes that have affected the consolidated Statement of Operations of the Company as of December 31, 2016 and 2015 are related to the change in the presentation of “Other income/(expense), net”. Under the previous accounting standard the impairment of long-lived assets and non-current investments and the accrual for the one-time termination benefits were classified in the caption “Other income/(expense), net” of the consolidated statement of operations. Under the new accounting standards such costs are classified in the cost of sales, selling expenses and general and administrative expenses based on the function of the cost to be reclassified.

For more information on the effects of the Revised Italian Accounting Standards on the Company’s financial statements, see the Company’s Form 20-F for fiscal year 2016, which is expected to be filed by April 30, 2017.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with eight manufacturing plants, eleven commercial offices and an extensive global retail network. Natuzzi is the Italian lifestyle and best-known brand in the furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2015). Continuous stylistic research, creativity, innovation, solid craftsmanship, industrial know-how and integrated management throughout the entire value chain are the mainstays that have made Natuzzi one of the few players with global reach in the furniture market. Natuzzi S.p.A. has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC certified (Forest Stewardship Council).

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the twelve months of 2016 & 2015 on the basis of Italian GAAP
(expressed in millions Euro)

	Twelve months ended on		Change	Percentage of Sales
	31-Dec-16	31-Dec-15%		31-Dec-16	31-Dec-15

Upholstery net sales	405.0	433.6	-6.6%	88.6%	88.8%
Furnishings net sales	26.7	25.1	6.5%	5.8%	5.1%
Other sales	25.5	29.8	-14.2%	5.6%	6.1%
Total Net Sales	457.2	488.5	-6.4%	100.0%	100.0%

Consumption (*)	(190.9)	(224.8)	-15.1%	-41.7%	-46.0%
Labor	(78.6)	(78.5)	0.2%	-17.2%	-16.1%
Industrial Costs	(30.8)	(30.7)	0.3%	-6.7%	-6.3%
of which: Depreciation, Amortization	(9.5)	(9.9)	-3.9%	-2.1%	-2.0%
Cost of Sales	(300.3)	(334.0)	-10.1%	-65.7%	-68.4%

Industrial Margin	156.9	154.5	1.6%	34.3%	31.6%

Selling Expenses	(70.1)	(80.3)	-12.7%	-15.3%	-16.4%
Transportation	(43.5)	(53.5)	-18.7%	-9.5%	-11.0%
Commissions	(9.6)	(10.0)	-4.7%	-2.1%	-2.1%
Advertising	(17.0)	(16.7)	1.9%	-3.7%	-3.4%

Other Selling and G&A	(87.2)	(85.3)	2.3%	-19.1%	-17.5%
of which: Depreciation, Amortization	(3.5)	(3.8)	-9.6%	-0.8%	-0.8%

Operating income/(loss)	(0.4)	(11.1)		-0.1%	-2.3%

Financial Income/(Costs), Net	(4.1)	(3.3)
Foreign Exchange, Net	2.2	(1.1)
Other income/(expense), net	0.1	(0.5)

Earning before Income Taxes	(2.2)	(15.9)		-0.5%	-3.3%

Current taxes	(4.2)	(0.6)		-0.9%	-0.1%

Net result	(6.5)	(16.5)		-1.4%	-3.4%

Minority interest	0.4	(0.0)

Net Group Result	(6.1)	(16.5)		-1.3%	-3.4%

Earnings per Share	(0.11)	(0.30)

(*) Purchases plus beginning stock minus final stock and leather processing

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the fourth quarter 2016 & 2015 on the basis of Italian GAAP (expressed in millions Euro)

	Three months ended on		Change	Percentage of Sales
	31-Dec-16	31-Dec-15%		31-Dec-16	31-Dec-15

Upholstery net sales	109.3	115.3	-5.2%	87.7%	87.6%
Furnishings net sales	8.6	7.9	8.5%	6.9%	6.0%
Other sales	6.7	8.4	-20.6%	5.4%	6.4%
Total Net Sales	124.6	131.7	-5.4%	100.0%	100.0%

Consumption (*)	(50.8)	(57.9)	-12.3%	-40.7%	-44.0%
Labor	(20.5)	(22.0)	-6.8%	-16.5%	-16.7%
Industrial Costs	(8.1)	(7.2)	13.2%	-6.5%	-5.5%
of which: Depreciation, Amortization	(2.4)	(2.4)	-2.1%	-1.9%	-1.8%
Cost of Sales	(79.4)	(87.1)	-8.8%	-63.7%	-66.1%

Industrial Margin	45.2	44.6	1.4%	36.3%	33.9%

Selling Expenses	(18.2)	(21.1)	-13.4%	-14.6%	-16.0%
Transportation	(11.2)	(14.4)	-22.2%	-9.0%	-10.9%
Commissions	(2.8)	(2.8)	-0.1%	-2.2%	-2.1%
Advertising	(4.3)	(3.9)	9.9%	-3.4%	-3.0%

Other Selling and G&A	(23.9)	(22.7)	5.3%	-19.2%	-17.2%
of which: Depreciation, Amortization	(1.1)	(0.9)	28.9%	-0.9%	-0.7%

Operating income/(loss)	3.0	0.8		2.4%	0.6%

Financial Income/(Costs), Net	(1.1)	(1.0)
Foreign Exchange, Net	0.7	1.9
Other income/(expense), net	0.2	(0.3)

Earning before Income Taxes	2.9	1.3		2.3%	1.0%

Current taxes	(2.6)	0.6		-2.1%	0.4%

Net Result	0.2	1.9		0.2%	1.4%

Minority interest	0.3	(0.0)

Net Group Result	0.5	1.8		0.4%	1.4%

Earnings per Share	0.01	0.03

(*) Purchases plus beginning stock minus final stock and leather processing

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets as of December 31, 2016 and 2015 on the basis of Italian GAAP (Expressed in millions of Euro)

ASSETS	31-Dec-16	31-Dec-15

Current assets:
Cash and cash equivalents	65.0	52.5
Marketable debt securities	0.0	0.0
Trade receivables, net	53.1	63.2
Other receivables	25.6	23.9
Inventories	78.4	79.1
Unrealized foreign exchange gains	0.2	0.2
Prepaid expenses and accrued income	1.4	1.4
Deferred income taxes	1.1	0.5
Total current assets	224.8	220.8

Non-current assets:
Net property, plant and equipment	115.9	121.1
Other assets	6.5	7.5
Total non-current assets	122.4	128.6

TOTAL ASSETS	347.2	349.4

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank Overdrafts	18.2	19.0
Current portion of long-term debt	11.6	3.4
Accounts payable-trade	70.5	58.9
Accounts payable-other	25.1	27.8
Accounts payable-shareholders for dividends	0.6	0.0
Unrealized foreign exchange losses	1.3	0.3
Income taxes	1.7	0.7
Deferred income taxes	1.8	1.0
Salaries, wages and related liabilities	19.4	14.0
Total current liabilities	150.2	125.1

Long-term liabilities:
Employees' leaving entitlement	17.8	20.5
Long-term debt	6.3	15.6
Deferred income taxes - long term	0.0	0.0
Deferred income for capital grants	7.2	7.7
Other liabilities	13.3	19.8

Total long-term liabilities	44.6	63.7

Minority interest	3.4	3.2

Shareholders' equity:
Share capital	54.9	54.9
Reserves	11.5	3.7
Additional paid-in capital	0.0	0.0
Retained earnings	82.7	98.8

Total shareholders' equity	149.0	157.3

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	347.2	349.4

Unaudited Consolidated Statements of Cash Flows
(Expressed in millions of Euro)	31-Dec-16	31-Dec-15
Cash flows from operating activities:
Net result	(6.5)	(16.5)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	13.0	13.7
Other non monetary costs (revenues)	0.7	(0.5)
One-time termination benefit accruals	3.1	3.4
Receivables, net	9.7	34.0
Inventories	3.4	11.1
Accounts payable	9.8	(15.8)
Other changes in assets and liabilities	(2.8)	(16.5)
One time termination benefit payment	(4.5)	(4.5)
Total adjustments	32.5	25.0

Net cash generated/(used) by operating activities	26.0	8.6

Cash flows from investing activities:
Property, plant and equipment:
Additions	(6.6)	(3.5)
Disposals	0.5	3.6
Dividends paid to minority interests	(0.4)	(0.0)
Purchase of business, net of cash acquired	(5.9)	0.0
Disposal/devaluation of business	1.6	0.0
Other, net	0.0	1.5

Net cash generated/(used) by in investing activities	(10.7)	1.7

Cash flows from financing activities:
Long-term debt:
Proceeds	2.3	13.0
Repayments	(3.4)	(3.2)
Bank overdrafts	(0.8)	(1.7)
Net cash generated/(used) by financing activities	(1.9)	8.0

Effect of translation adjustments on cash	(0.9)	1.4

Increase (decrease) in cash and cash equivalents	12.5	19.6

Cash and cash equivalents, beginning of the year	52.5	32.8

Cash and cash equivalents, end of the period	65.0	52.5

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo, +39.080.8820.812
IR Manager
pdirenzo@natuzzi.com
or
NATUZZI US MEDIA
Meg Carlozzi, +1-917-330-8769
meg.carlozzi@gmail.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile, +39.080.8820.676
Press Office
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	March 30, 2017	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi